EXHIBIT 11.1

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and six months ended June 30, 2010 and 2009, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended June 30,
	2010	2009
Weighted Average Shares Outstanding	1,589,411	1,589,411
Net Income	$668,034	$546,225
Per Share Amount	$0.42	$0.34

	Six months ended June 30,
	2010	2009
Weighted Average Shares Outstanding	1,589,411	1,589,411
Net Income	$1,128,685	$1,069,819
Per Share Amount	$0.71	$0.67

No common stock equivalents exist.